Exhibit 99.2
Table of Contents

Maguire

Supplemental Operating and Financial Data
For the Quarter Ended

March 31, 2006

Maguire Properties, Inc.
First Quarter 2006

Table of Contents

This supplemental package contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, you should exercise caution in interpreting and relying on these statements as they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company's control and could materially affect actual results, performance or achievements. These factors include, without limitation, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants' financial condition, the uncertainties of real estate development and acquisition activity, the ability to effectively integrate acquisitions, the costs and availability of financing, the effects of local economic and market conditions, regulatory and tax law changes and other risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Maguire Properties, Inc.
First Quarter 2006

Corporate Data

Maguire Properties, Inc.
First Quarter 2006

Quarterly Highlights

Maguire Properties, Inc. (the "Company"), a self-administered and self-managed real estate investment trust, is one of the largest owners, managers and developers of first-class office properties in the Los Angeles metropolitan area and has a significant presence in nine submarkets, located in Los Angeles County, Orange County, and San Diego County. The Company's predecessor was founded in 1965 and developed and managed over 30 million square feet of office properties nationally.

As of March 31, 2006, the Company had an office portfolio comprised of whole or partial interests in 23 properties with approximately 15.4 million net rentable square feet, one 350-room hotel with 266,000 square feet and total on- and off-site structured parking of approximately 10.0 million square feet, plus surface parking, which in total accommodates over 32,500 vehicles. The Company owns undeveloped land that it believes can support up to 7.3 million square feet of office, retail and residential uses and an additional 3.6 million square feet of structured parking.

This Supplemental Operating and Financial Data package supplements the information provided in our quarterly and annual reports filed with the Securities and Exchange Commission (SEC). Additional information about us and our properties is also available at our website www.maguireproperties.com.

Acquisitions and Dispositions:
We acquired Pacific Center, a 6.4-acre office campus with two 10-story buildings located in San Diego, California, for $149.0 million.

We sold 808 South Olive Garage in downtown Los Angeles, California for $26.5 million.

On January 5, 2006, we closed on the joint venture with Macquarie Office Trust to own, operate and acquire office properties principally located in Southern California. The new venture, Maguire-Macquarie Office, LLC ("MMO Joint Venture") initially owns six premier office properties located primarily in Southern California and Denver, Colorado featuring nearly 3.85 million square feet and an average portfolio occupancy of 93.4%.

Debt:
In connection with the closing of the joint venture, we repaid $50.0 million of our term loan and $83.0 million of our secured credit facility.

We have entered into a $121.2 million ten-year fixed rate interest-only mortgage loan at 5.76% secured by Pacific Center.

In addition, upon closing of the joint venture, Maguire Macquarie-Cerritos I, LLC, a wholly owned subsidiary of the joint venture, completed a $95.0 million mortgage financing, bearing interest at a fixed rate of 5.54% with a maturity date of February 1, 2016. Cerritos is a joint venture property and monthly debt service payments will be made by the joint venture. Our Operating Partnership is the guarantor on the mortgage through January 5, 2009.

Development Activities:
In the first quarter we continued site development at Park Place at 3161 Michelson, for an office building and two parking garages with a parking capacity of approximately 5,000 vehicles. Completion is targeted for the fourth quarter of 2006 for the parking garages and mid 2007 for the office building.

During the first quarter we continued development activities at San Diego Tech Center, Lantana Media Campus, Washington Mutual Irvine Campus and Mission City Corporate Center, Glendale North and commenced activities at Wateridge Plaza, Pac Arts Plaza and 755 Figueroa.

Maguire Properties, Inc.
First Quarter 2006

Investor Information

333 South Grand Avenue
Suite 400
Los Angeles, CA 90071
(213) 626-3300
(213) 687-4758 (fax)

- Senior Management -

Robert F. Maguire III	Chairman of the Board and Chief Executive Officer	William H. Flaherty	Senior Vice President, Marketing
Dallas E. Lucas	Executive Vice President and Chief Financial Officer	Robert P. Goodwin	Senior Vice President, Construction and Development
Mark T. Lammas	Senior Vice President, General Counsel and Secretary	Ted J. Bischak	Senior Vice President, Asset Management
Javier F. Bitar	Senior Vice President, Investment Officer	Peggy M. Moretti	Senior Vice President, Investor and Public Relations
		Peter Johnston	Senior Vice President, Leasing

- Corporate -

Investor Relations Contact: Peggy M. Moretti (213) 626-3300
Please visit our corporate website at: www.maguireproperties.com

- Equity Research Coverage -

A.G. Edwards & Sons	David AuBuchon	(314) 955-5452
Banc of America Securities	Ross Nussbaum	(212) 847-5677
Deutsche Bank	Louis Taylor	(212) 250-4912
Friedman Billings Ramsey	Wilkes J. Graham	(703) 312-9737
Green Street Advisors	Jim Sullivan	(949) 640-8780
Legg Mason	David Fick/John Guinee	(410) 454-5018
Lehman Brothers	David Harris	(212) 526-1790
Raymond James & Associates	Paul Puryear	(727) 567-3800
Salomon Smith Barney	Jonathan Litt	(212) 816-0231
Wachovia Securities	Christopher Haley	(443) 263-6773

Transfer Agent

Continental Stock Transfer and Trust Company
17 Battery Place
8th Floor
New York, NY 10004
(212) 845-3215

Timing

Quarterly results for the remainder of 2006 will be announced according to the following anticipated schedule:

Second Quarter 2006	Early August
Third Quarter 2006	Early November
Fourth Quarter 2006	Early February 2007

5

Maguire Properties, Inc.
First Quarter 2006

Common Stock Data (NYSE: MPG)

Maguire Properties' common stock is traded primarily on the New York Stock Exchange under the symbol: MPG. MPG's common stock had the following characteristics during the past five quarters (based on New York Stock Exchange prices):

	1st Quarter 2006		4th Quarter 2005		3rd Quarter 2005		2nd Quarter 2005		1st Quarter 2005
High Price	$	36.60	$	32.43	$	30.37	$	28.39	$	27.40
Low Price	$	30.15	$	27.33	$	25.92	$	23.07	$	23.19
Closing Price	$	36.50	$	30.90	$	30.05	$	28.34	$	23.88
Dividends per share - Annualized	$	1.60	$	1.60	$	1.60	$	1.60	$	1.60
Closing Dividend Yield - Annualized		4.38%		5.18%		5.32%		5.65%		6.70%
Closing Common Shares and Limited Partnership Units Outstanding (in thousands)		53,706		53,808		53,804		53,791		53,789
Closing Market Value of Common Shares and Limited Partnership Units Outstanding (in thousands)	$	1,960,258	$	1,662,680	$	1,616,801	$	1,524,439	$	1,284,477

Dividends per Share

	1st Quarter 2006		4th Quarter 2005		3rd Quarter 2005		2nd Quarter 2005		1st Quarter 2005
Common Stock									
Amount	$	0.4000	$	0.4000	$	0.4000	$	0.4000	$	0.4000
Declared		March 22, 2006		December 15, 2005		September 20, 2005		June 21, 2005		March 17, 2005
Record		March 31, 2006		December 30, 2005		September 30, 2005		June 30, 2005		March 31, 2005
Paid		April 28, 2006		January 31, 2006		October 28, 2005		July 29, 2005		April 29, 2005
Preferred Stock									
Amount	$	0.4766	$	0.4766	$	0.4766	$	0.4766	$	0.4766
Declared		March 22, 2006		December 15, 2005		September 20, 2005		June 21, 2005		March 17, 2005
Record		March 31, 2006		December 30, 2005		September 30, 2005		June 30, 2005		March 31, 2005
Paid		April 28, 2006		January 31, 2006		October 28, 2005		July 29, 2005		April 29, 2005

6

Table of Contents

Maguire Properties, Inc.
First Quarter 2006

Consolidated Financial Results

Maguire Properties, Inc.
First Quarter 2006

Financial Highlights
(unaudited and in thousands, except per share amounts)

	Three Months Ended March 31, 2006		Three Months Ended December 31, 2005		Three Months Ended September 30, 2005		Three Months Ended June 30, 2005		Three Months Ended March 31, 2005	
Income Items:										
Revenue including discontinued operations (1)	$	109,282	$	134,254	$	128,809	$	131,332	$	97,468
Straight line rent including discontinued operations	$	3,214	$	3,364	$	3,283	$	3,362	$	3,655
Fair value lease revenue including discontinued operations (2)	$	2,819	$	2,517	$	2,416	$	2,217	$	750
Lease termination fees	$	-	$	3,969	$	127	$	295	$	43
Office property operating margin (3)		66.1%		65.5%		65.5%		66.1%		66.4%
Net income (loss) available to common shareholders	$	84,797	$	(12,091)	$	(16,133)	$	(12,055)	$	(2,603)
Funds from operations (FFO) available to common shareholders (4)	$	23,636	$	25,787	$	24,109	$	22,847	$	20,191
FFO per common share - diluted (4)	$	0.51	$	0.58	$	0.55	$	0.53	$	0.47
FFO per common share before loss from early extinguishment of debt - diluted (4)	$	0.53	$	0.58	$	0.55	$	0.55	$	0.49
Net income (loss) per common share - diluted	$	1.84	$	(0.27)	$	(0.37)	$	(0.28)	$	(0.06)
Dividends declared per common share	$	0.40	$	0.40	$	0.40	$	0.40	$	0.40
Dividends declared per preferred share (5)	$	0.48	$	0.48	$	0.48	$	0.48	$	0.48
Ratios:										
Interest coverage ratio (6)		4.74		1.77		1.75		1.73		2.13
Interest coverage ratio before loss from early extinguishment of debt and gain on sale of real estate (7)		1.84		1.77		1.75		1.76		2.18
Fixed-charge coverage ratio (8)		4.17		1.59		1.57		1.56		1.79
Fixed-charge coverage ratio before loss from early extinguishment of debt and gain on sale of real estate (9)		1.62		1.59		1.57		1.58		1.83
FFO payout ratio (10)		78.4%		68.4%		72.7%		75.5%		85.1%
AFFO payout ratio (11)		163.5%		134.9%		149.1%		131.5%		128.1%
Capitalization:										
Total consolidated debt (12)	$	2,559,016	$	3,353,234	$	3,345,201	$	3,334,730	$	3,371,330
Preferred stock @ quarter end	$	250,000	$	250,000	$	250,000	$	250,000	$	250,000
Common stock price @ quarter end	$	36.50	$	30.90	$	30.05	$	28.34	$	23.88
Common equity value @ quarter end (13)	$	1,960,258	$	1,662,680	$	1,616,801	$	1,524,439	$	1,284,477
Total consolidated market capitalization	$	4,769,274	$	5,265,914	$	5,212,002	$	5,109,169	$	4,905,807
Company portion of joint venture debt	$	161,650	$	-	$	-	$	-	$	-
Combined market capitalization	$	4,930,924	$	5,265,914	$	5,212,002	$	5,109,169	$	4,905,807
Consolidated debt / total market capitalization		53.7%		63.7%		64.2%		65.3%		68.7%
Combined debt / total market capitalization		55.2%		63.7%		64.2%		65.3%		68.7%
Consolidated debt plus preferred stock / total market capitalization		58.9%		68.4%		69.0%		70.2%		73.8%
Combined debt plus preferred stock / total market capitalization		60.2%		68.4%		69.0%		70.2%		73.8%

(1) Includes gross revenue from hotel operations of $6,676, $6,527, $5,832, $5,763, and $5,915 for the three months ended March 31, 2006, December 31, 2005, September 30, 2005, June 30, 2005, and March 31, 2005, respectively.
(2) Represents the net adjustment for above and below market leases, which are being amortized over the remaining term of the respective leases from the date of acquisition.
(3) Calculated as follows: (rental, tenant reimbursement and parking revenues - rental property operating and maintenance expense, real estate taxes and parking expenses) / rental, tenant reimbursement and parking revenues, including discontinued operations.
(4) For a definition and discussion of FFO, see page 43. For a quantitative reconciliation of the differences between FFO and net income, see page 12.
(5) Preferred dividend declared for three months ended April 30, 2006, January 31, 2006, October 31, 2005, July 31, 2005 and April 30, 2005.
(6) Calculated as earnings before interest, taxes and depreciation and amortization and preferred dividends, or EBITDA, of $176,136, $80,723, $78,218, $78,442 and $55,688, respectively, divided by cash interest expense of $37,140, $45,604, $44,780, $45,381 and $26,101, respectively. For a definition of cash interest expense, see page 16. For a discussion of EBITDA, see page 44. For a quantitative reconciliation of the differences between EBITDA and net income, see page 14.
(7) Calculated as EBITDA before loss from early extinguishment of debt and gain on sale of real estate entities, of $68,309, $80,842, $78,218, $79,556 and $56,896, respectively divided by cash interest expense of $37,140, $45,604, $44,780, $45,381 and $26,101, respectively.
(8) Calculated as EBITDA of $176,136, $80,723, $78,218, $78,442 and $55,688, respectively divided by fixed charges of $42,238, $50,689, $49,858, $50,452 and $31,165. For a definition of fixed charges, see page 16.
(9) Calculated as EBITDA before loss from early extinguishment of debt and gain on sale of real estate entities of $68,309, $80,842, $78,218, $79,556 and $56,896, respectively divided by fixed charges of $42,238, $50,689, $49,858, $50,452 and $31,165.
(10) Calculated as dividend declared per common share divided by FFO per common share - diluted.
(11) Calculated as common stock dividends and distributions declared of $21,482, $21,523, $21,521, $21,516 and $21,516, respectively divided by AFFO of $13,138, $15,953, $14,430, $16,360 and $16,792, respectively. For a definition of AFFO, see page 44. For a quantitative reconciliation of the differences between AFFO and FFO, see page 13.
(12) Excludes the Washington Mutual Irvine Campus note of $45.2 million, which was paid in November 2005.
(13) Assuming 100% conversion of the limited partnership units in the operating partnership into shares of our common stock.

Maguire Properties, Inc.
First Quarter 2006

Consolidated Balance Sheets
(in thousands)

	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Assets					
Investments in real estate	$ 3,190,004	$ 3,897,893	$ 3,901,528	$ 3,885,973	$ 3,636,549
Less: accumulated depreciation and amortization	(284,235)	(309,270)	(277,952)	(245,234)	(217,308)
	2,905,769	3,588,623	3,623,576	3,640,739	3,419,241
Assets associated with discontinued operations	-	-	-	-	186,577
	2,905,769	3,588,623	3,623,576	3,640,739	3,605,818
Cash and cash equivalents including restricted cash	133,814	114,054	155,868	166,697	223,026
Rents, deferred rents and other receivables	57,515	55,997	48,726	46,055	40,568
Deferred charges, net	189,037	241,887	253,344	261,970	290,545
Other assets	58,366	68,630	63,053	66,093	61,000
Investment in unconsolidated joint venture	34,210	-	-	-	-
Total assets	$ 3,378,711	$ 4,069,191	$ 4,144,567	$ 4,181,554	$ 4,220,957
Liabilities, minority interests and stockholders' equity					
Loans payable	$ 2,559,016	$ 3,353,234	$ 3,390,401	$ 3,379,930	$ 3,270,930
Obligations associated with discontinued operations	-	-	-	-	150,392
Dividends and distributions payable	24,660	24,701	24,699	24,694	24,693
Accounts payable, accrued interest payable and other liabilities	153,371	114,965	119,744	121,326	91,609
Acquired lease obligations, net	83,699	99,584	104,749	116,201	96,525
Total liabilities	2,820,746	3,592,484	3,639,593	3,642,151	3,634,149
Minority interests	44,532	40,070	47,329	53,332	67,282
Stockholders' equity					
Common and preferred stock and additional paid in capital	668,327	666,182	659,322	659,309	654,115
Accumulated deficit and dividends	(167,213)	(233,481)	(202,658)	(168,684)	(138,968)
Accumulated other comprehensive (loss) income, net	12,319	3,936	981	(4,554)	4,379
Total stockholders' equity	513,433	436,637	457,645	486,071	519,526
Total liabilities, minority interests and stockholders' equity	$ 3,378,711	$ 4,069,191	$ 4,144,567	$ 4,181,554	$ 4,220,957

9

Maguire Properties, Inc.
First Quarter 2006

Consolidated Statements of Operations (1)
(in thousands, except for per share amounts)
(unaudited)

	Three Months Ended March 31, 2006	Three Months Ended December 31, 2005	Three Months Ended September 30, 2005	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005
Revenue:					
Rental	$ 67,780	$ 80,220	$ 80,396	$ 79,435	$ 58,525
Tenant reimbursements	22,068	30,298	28,569	28,669	21,665
Hotel operations	6,676	6,527	5,832	5,763	5,915
Parking	10,323	11,643	12,003	11,417	9,640
Management, leasing and development services to affiliates	1,655	563	1,147	1,001	261
Interest and other	780	5,003	862	1,137	716
Total revenue	109,282	134,254	128,809	127,422	96,722
Expenses:					
Rental property operating and maintenance	21,731	26,598	28,069	25,865	19,383
Hotel operating and maintenance	4,185	4,247	3,827	3,821	3,844
Real estate taxes	9,366	12,308	10,702	11,207	8,113
Parking expenses	2,879	3,208	2,971	3,140	2,647
General and administrative and other	6,134	6,385	4,356	5,293	5,658
Ground lease	268	666	666	666	666
Depreciation and amortization	34,608	46,075	49,123	43,254	28,426
Interest	33,084	44,558	43,982	43,373	25,371
Loss from early extinguishment of debt	642	119	-	442	1,208
Total expenses	112,897	144,164	143,696	137,061	95,316
(Loss) income from continuing operations before equity in net income of unconsolidated joint venture and minority interests	(3,615)	(9,910)	(14,887)	(9,639)	1,406
Equity in net loss of unconsolidated joint venture	(825)	-	-	-	-
Gain on sale of real estate	108,469	-	-	-	
Minority interests attributable to continuing operations	(14,466)	2,585	3,520	2,755	656
Income (loss) from continuing operations	89,563	(7,325)	(11,367)	(6,884)	2,062
Income (loss) from discontinued operations	-	-	-	(500)	125
Minority interests attributable to discontinued operations	-	-	-	95	(24)
Net income (loss)	89,563	(7,325)	(11,367)	(7,289)	2,163
Preferred stock dividends	(4,766)	(4,766)	(4,766)	(4,766)	(4,766)
Net income (loss) allocable to common shareholders	$ 84,797	$ (12,091)	$ (16,133)	$ (12,055)	$ (2,603)
Net income (loss) per common share - basic	$ 1.85	$ (0.27)	$ (0.37)	$ (0.28)	$ (0.06)
Net income (loss) per common share - diluted	$ 1.84	$ (0.27)	$ (0.37)	$ (0.28)	$ (0.06)
Weighted-average shares outstanding - basic	45,723,233	44,066,753	43,901,117	43,146,500	42,924,061
Weighted-average shares outstanding - diluted	46,054,880	44,066,753	43,901,117	43,146,500	42,924,061
Weighted-average diluted shares and units	53,881,456	53,856,915	53,538,625	53,434,447	53,427,803

(1) Certain prior period amounts have been reclassified to conform to the current period presentation..

Maguire Properties, Inc.
First Quarter 2006

MMO Unconsolidated Joint Venture Statement of Operations
(in thousands, except for per share amounts)
(unaudited)

		Period from January 5, 2006 to March 31, 2006
Revenue:		
Rental	$	18,142
Tenant reimbursements		6,403
Parking		1,791
Interest and other		62
Total revenue		26,398
Expenses:		
Rental property operating and maintenance		4,941
Real estate taxes		2,623
Parking expenses		366
Depreciation and amortization		11,763
Interest		10,309
Other		522
Total expenses		30,524
Net loss	$	(4,126)
Company share	$	(825)

11

Maguire Properties, Inc.
First Quarter 2006

Funds from Operations (1)
(in thousands, except for per share amounts)
(unaudited)

	Three Months Ended March 31, 2006		Three Months Ended December 31, 2005		Three Months Ended September 30, 2005		Three Months Ended June 30, 2005		Three Months Ended March 31, 2005	
Reconciliation of net income (loss) to funds from operations:										
Net income (loss) available to common shareholders	$	84,797	$	(12,091)	$	(16,133)	$	(12,055)	$	(2,603)
Adjustments:										
Minority interests		14,466		(2,585)		(3,520)		(2,850)		(632)
Gain from sale of real estate		(108,469)		-		-		-		-
Real estate depreciation and amortization		34,521		45,976		49,024		43,155		28,326
Company share of real estate depreciation and amortization from unconsolidated joint venture		2,353		-		-		-		-
Funds from operations available to common shareholders and unit holders (FFO)	$	27,668	$	31,300	$	29,371	$	28,250	$	25,091
Company share of FFO (2)	$	23,636	$	25,787	$	24,109	$	22,847	$	20,191
FFO per share - basic	$	0.52	$	0.59	$	0.55	$	0.53	$	0.47
FFO per share - diluted	$	0.51	$	0.58	$	0.55	$	0.53	$	0.47
Weighted-average shares outstanding - basic		45,723,233		44,066,753		43,901,117		43,146,500		42,924,061
Weighted-average shares outstanding - diluted		46,054,880		44,380,207		44,183,460		43,336,808		43,162,860
Reconciliation of FFO to FFO before loss from early extinguishment of debt:										
FFO available to common shareholders and unit holders (FFO)	$	27,668	$	31,300	$	29,371	$	28,250	$	25,091
Add: loss from early extinguishment of debt		642		119		-		442		1,208
Add: loss from early extinguishment of debt (discontinued operations)		-		-		-		672		-
FFO before loss from early extinguishment of debt	$	28,310	$	31,419	$	29,371	$	29,364	$	26,299
Company share of FFO before loss from early extinguishment of debt (2)	$	24,184	$	25,885	$	24,109	$	23,748	$	21,163
FFO per share before loss from early extinguishment of										
debt - basic	$	0.53	$	0.59	$	0.55	$	0.55	$	0.49
debt - diluted	$	0.53	$	0.58	$	0.55	$	0.55	$	0.49

_____

(1)   For the definition and discussion of FFO, see page 43.

(2)   Based on a weighted average interest in our operating partnership of 85.4%, 82.4%, 82.1%, 80.9% and 80.5% for the three months ended March 31, 2006, December 31, 2005, September 30, 2005, June 30, 2005 and March 31, 2005, respectively.

Maguire Properties, Inc.
First Quarter 2006

Adjusted Funds from Operations (1)
(unaudited and in thousands)

	Three Months Ended March 31, 2006	Three Months Ended December 31, 2005	Three Months Ended September 30, 2005	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005
FFO	$ 27,668	$ 31,300	$ 29,371	$ 28,250	$ 25,091
Non-real estate depreciation	87	99	99	99	99
Amortization of deferred financing costs	1,264	1,325	1,268	1,613	1,101
Accretion of interest rate swap sold	(953)	(953)	(953)	(953)	(953)
Non-cash stock compensation	1,048	1,009	965	1,028	583
Loss from early extinguishment of debt	642	119	-	1,114	1,208
Straight line rents	(3,214)	(3,364)	(3,283)	(3,362)	(3,655)
Fair value lease revenue	(2,819)	(2,517)	(2,416)	(2,217)	(750)
Capitalized payments (2)	(4,549)	(3,551)	(3,052)	(1,440)	(1,593)
Non-recoverable capital expenditures (3)	(815)	(1,166)	(989)	(419)	(307)
Recoverable capital expenditures	(52)	(592)	(353)	(400)	(707)
Hotel improvements, equipment upgrades and replacements (4)	(136)	(12)	(188)	(98)	(15)
2nd generation tenant improvements and leasing commissions (5), (6), (7)	(4,509)	(5,744)	(6,039)	(6,855)	(3,310)
MMO Joint venture AFFO adjustments	(520)	-	-	-	-
Adjusted funds from operations (AFFO)	$ 13,138	$ 15,953	$ 14,430	$ 16,360	$ 16,792

_____

(1)   For the definition and computation method of AFFO, see page 44. For a quantitative reconciliation of the differences between AFFO and cash flow from operating activities, see page 14.

(2)   Includes capital lease principal payments, capitalized leasing and development payroll, and capitalized interest.

(3)   Excludes $2.2 million of renovation costs at Lantana Media Campus.

(4)   Excludes $0.0 million, $0.3 million, $1.8 million, $0.9 million and $0.5 million of expenditures for the three months ended March 31, 2006, December 31, 2005, September 30, 2005, June 30, 2005 and March 31, 2005, respectively, related to the renovation of the hotel.

(5)   Excludes 2nd generation tenant improvements and leasing commissions of $0.0 million, $0.5 million, $0.1 million, $0.0 million and $0.2 million for the three months ended March 31, 2006, December 31, 2005, September 30, 2005, June 30, 2005 and March 31, 2005, respectively, related to leases executed prior to and fully reserved ($35.2 million) at our initial public offering. As of March 31, 2006, $2.3 million of this reserve remains.

(6)   Excludes 1st generation tenant improvements and leasing commissions of $1.0 million, $5.6 million, $2.4 million, $1.1 million and $0.9 million for the three months ended March 31, 2006, December 31, 2005, September 30, 2005, June 30, 2005 and March 31, 2005, respectively.

(7)   Excludes tenant improvements and leasing commissions of $5.0 million, $4.1 million, $7.0 million and $3.2 million for the three months ended March 31, 2006, December 31, 2005, September 30, 2005 and June 30, 2005 respectively, related to leasing costs fully reserved ($37.3 million) at the closing of the CommonWealth Portfolio and San Diego Tech Center acquisitions. At March 31, 2006, $17.3 million of this reserve remains.

13

Maguire Properties, Inc.
First Quarter 2006

Reconciliation of
Earnings Before Interest, Taxes and Depreciation and Amortization (1)
and Adjusted Funds From Operations (2)
(unaudited and in thousands)

	Three Months Ended March 31, 2006		Three Months Ended December 31, 2005		Three Months Ended September 30, 2005		Three Months Ended June 30, 2005		Three Months Ended March 31, 2005	
Reconciliation of net income to earnings before interest, taxes and depreciation and amortization (EBITDA):										
Net (Loss) Income	$	89,563	$	(7,325)	$	(11,367)	$	(7,289)	$	2,163
Add: Minority interests		14,466		(2,585)		(3,520)		(2,850)		(632)
Interest expense, including discontinued operations		33,084		44,558		43,982		45,327		25,731
Company share of interest expense included in unconsolidated joint venture		2,062		-		-		-		-
Depreciation and amortization, including discontinued operations		34,608		46,075		49,123		43,254		28,426
Company share of depreciation and amortization included in unconsolidated joint venture		2,353		-		-		-		-
EBITDA	$	176,136	$	80,723	$	78,218	$	78,442	$	55,688
EBITDA	$	176,136	$	80,723	$	78,218	$	78,442	$	55,688
Add: loss from early extinguishment of debt		642		119		-		442		1,208
Add: loss from early extinguishment of debt included in discontinued operations		-		-		-		672		-
Less: gain on sale of real estate		(108,469)		-		-		-		-
EBITDA before loss from early extinguishment of debt and gain on sale of real estate	$	68,309	$	80,842	$	78,218	$	79,556	$	56,896
Reconciliation of cash flows from operating activities to adjusted funds from operations (AFFO):										
Cash flows from operating activities	$	16,720	$	17,674	$	19,993	$	44,248	$	22,902
Changes in other assets and liabilities		1,930		5,793		2,006		(20,116)		(1,771)
Non-recoverable capital expenditures		(815)		(1,166)		(989)		(419)		(307)
Recoverable capital expenditures		(52)		(592)		(353)		(400)		(707)
Hotel improvements, equipment upgrades and replacements (3)		(136)		(12)		(188)		(98)		(15)
2nd generation tenant improvements and leasing commissions (4), (5), (6)		(4,509)		(5,744)		(6,039)		(6,855)		(3,310)
AFFO	$	13,138	$	15,953	$	14,430	$	16,360	$	16,792

(1)   For the definition and discussion of EBITDA, see page 44.
(2)   For the definition and discussion of AFFO, see page 44.
(3)   Excludes $0.0 million, $0.3 million, $1.8 million, $0.9 million and $0.5 million of expenditures for the three months ended March 31, 2006, December 31, 2005, September 30, 2005, June 30, 2005, and March 31, 2005, respectively, related to the renovation of the hotel. See page 41.
(4)   Excludes 2nd generation tenant improvements and leasing commissions of $0.0 million, $0.5 million, $0.1 million, $0.0 million and $0.2 million for the three months ended March 31, 2006, December 31, 2005, September 30, 2005, June 30, 2005 and March 31, 2005, respectively, related to leases executed prior to and fully reserved ($35.2 million) at our
          initial public offering. As of March 31, 2006, $2.3 million of this reserve remains.
(5)   Excludes 1st generation tenant improvements and leasing commissions of $1.0 million, $5.6 million, $2.4 million, $1.1 million and $0.9 million for the three months ended March 31, 2006, December 31, 2005, September 30, 2005, June 30, 2005 and March 31, 2005, respectively.
(6)   Excludes tenant improvements and leasing commissions of $5.0 million, $4.1 million, $7.0 million and $3.2 million for the three months ended March 31, 2006, December 31, 2005, September 30, 2005 and June 30, 2005, respectively, related to leasing costs fully reserved ($37.3 million) at the closing of the CommonWealth Portfolio and San Diego Tech
          Center acquisitions.

14

Maguire Properties, Inc.
First Quarter 2006

Capital Structure

Consolidated Debt
(in thousands)

Debt
(in thousands)

	Aggregate Principal March 31, 2006
Mortgage and Other Secured Loans Payable	$ 2,559,016
Secured Credit Facility	-
Total Consolidated Debt	**2,559,016**
Company share of MMO joint venture debt	161,650
Total Combined Debt	**$ 2,720,666**

Equity
(in thousands)

	Shares Outstanding	Total Liquidation Preference
Preferred Stock	10,000	**250,000**

	Shares & Units Outstanding	Market Value (1)
Common Stock	46,300	$ 1,689,943
Operating Partnership Units	7,406	270,315
Total Common Equity	**53,706**	**1,960,258**
Total Consolidated Market Capitalization		**$ 4,769,274**
Total Combined Market Capitalization (2)		**$ 4,930,924**

(1)   Value based on the New York Stock Exchange closing price of $36.50 on March 31, 2006.
(2)   Includes Company share of MMO Joint Venture debt.

15

Maguire Properties, Inc.
First Quarter 2006

Debt Summary

Outstanding Debt
(in thousands)

	Maturity Date		Principal Balance as of March 31, 2006	% of Debt	Interest Rate as of March 31, 2006 (1)
Floating Rate Debt					
Term Loan	March 15, 2010	$	365,000	14.26%	6.58%
Gas Company Tower			280,000	10.94%	6.38%
Senior Mezzanine	July 7, 2008	(2)	30,000	1.17%	10.50%
Mortgage and Junior Mezzanine	July 6, 2007	(2), (3)	250,000	9.78%	5.89%
Wateridge Plaza	April 9, 2007	(4), (5)	62,880	2.46%	6.58%
777 Tower	September 10, 2009	(6)	40,000	1.56%	5.73%
Total Floating Rate Debt			747,880	29.23% (7)	6.46%
Fixed Rate Debt					
Pacific Arts Plaza	April 1, 2012		270,000	10.55%	5.15%
US Bank Tower	July 1, 2013		260,000	10.16%	4.66%
Wells Fargo Tower (Los Angeles, CA)	July 1, 2010		250,000	9.77%	4.68%
KPMG Tower	November 1, 2011		210,000	8.21%	5.14%
Park Place	November 1, 2014		170,000	6.64%	5.64%
777 Tower	September 10, 2009	(6)	114,536 (8)	4.48%	4.81%
Regents Square I & II	April 1, 2012		103,600	4.05%	5.13%
Park Place	March 12, 2012		100,000	3.91%	5.39%
Lantana Media Campus	January 6, 2010		98,000	3.83%	4.94%
Glendale Center	November 1, 2013	(9)	80,000	3.13%	5.73%
801 North Brand	April 6, 2015		75,540	2.95%	5.73%
Mission City Corporate Center	April 1, 2012		52,000	2.03%	5.09%
700 North Central	April 6, 2015		27,460	1.07%	5.73%
Total Fixed Rate Debt			1,811,136	70.77% (7)	5.10%
Total Consolidated Debt		$	2,559,016	100.00%	5.49%

(1) To calculate the variable interest rates, the one-month LIBOR rate of 4.83% at March 31, 2006 was used.
(2) Maturity accelerated to 2007 if the $250 million Gas Company Tower & 808 South Olive mortgage and junior mezzanine debt is not extended to 2008. The company has obtained a commitment to refinance this debt in August 2006 with a new $458 million, 10-year fixed rate, interest-only loan at 5.35% including the estimated cost of the forward commitment.
(3) A one-year extension available at our option.
(4) A two-year extension available at our option.
(5) Includes $15.0 million of mezzanine debt.
(6) The company obtained a commitment to refinance this debt in October 2006 with a new $273 million, 10-year fixed rate, interest-only loan at 5.84%.
(7) After the Gas Company Tower, 777 Tower and Glendale Center loan refinancings described in notes (2), (6) and (9), and the expected repayments of the term loan with the net proceeds of these financings, the fixed rate and floating rate debt percentage of total debt would be 98% and 2%, respectively.
(8) Net of loan discount.
(9) The company has obtained terms to refinance this debt in June 2006 with a new $125 million, 10-year fixed rate, interest-only loan at 5.83%, including the cost of the forward commitment.

Credit Facility
(in thousands)

	Maximum Available	Currently Available	Drawn
Secured Line of Credit as of March 31, 2006	$ 100,000	$ 100,000	$ -

Financial Ratios

	Consolidated	Combined (a)
Interest coverage (b)	N/A	4.74
Interest coverage before loss from early extinguishment of debt (c)	N/A	1.84
Fixed-charge coverage (d)	N/A	4.17
Fixed-charge coverage before loss from early extinguishment of debt (e)	N/A	1.62
Debt to total market capitalization at quarter-end (f)	53.7%	55.2%
Debt plus preferred stock to total market capitalization at quarter-end (g)	58.9%	60.2%

(a) Includes the company's pro-rata share of MMO joint venture debt
(b) EBITDA divided by cash interest expense. Cash interest expense relates to indebtedness, capitalized interest and capital leases less amortized deferred financing fees and amortization of the gain on sold interest rate swaps.
(c) EBITDA before loss on early extinguishment of debt and gain on sale of real estate divided by cash interest expense.
(d) Same as (b) except denominator includes scheduled debt principal payments, capital lease principal payments and preferred dividends.
(e) Same as (c) except denominator includes scheduled debt principal payments, capital lease principal payments and preferred dividends.

(f)   Mortgage debt and other loans divided by mortgage debt and other loans plus the liquidation preference of preferred stock and the market value of outstanding common stock and operating partnership units, assuming the conversion of operating partnership units into shares of our common stock.

(g)   Same as (e) except numerator includes preferred stock.

Maguire Properties, Inc.
First Quarter 2006

MMO Joint Venture Debt Summary
(in thousands)

| | | Outstanding Debt (in thousands) | | |
	Maturity Date	**Principal Balance as of March 31, 2006**	**% of Debt**	**Interest Rate as of March 31, 2006**
Fixed Rate Debt				
Wells Fargo Center (Denver, CO)	April 6, 2015	$ 276,000	34.15%	5.26%
One California Plaza	December 1, 2010	146,250	18.09%	4.73%
San Diego Tech Center	April 11, 2015	133,000	16.46%	5.70%
Washington Mutual Irvine Campus	December 11, 2011	106,000	13.11%	5.07%
Cerritos Corporate Center (1)	February 1, 2016	95,000	11.75%	5.54%
Stadium Gateway	February 1, 2016	52,000	6.43%	5.66%
Total Fixed Rate Debt		**808,250**	**100.00%**	**5.27%**
Total Joint Venture Debt		**$ 808,250**	**100.00%**	**5.27%**
Company portion of joint venture debt (2)		**$ 161,650**		

(1)   Cerritos is a joint venture property and all monthly debt service payments will be made by the joint venture. The Company is the guarantor on the loan through January 4, 2009.
(2)   The company owns twenty percent of the joint venture.

Maguire Properties, Inc.
First Quarter 2006

Pro Forma Debt Maturities (1)
(in thousands)

Property	2006	2007	2008	2009	2010	Thereafter	Total
Term Loan	$ -	$ -	$ -	$ -	$ 365,000	$ -	$ 365,000
Gas Company Tower (1), (2)	-	-	280,000	-	-	-	280,000
Pacific Arts Plaza	-	-	-	-	-	270,000	270,000
US Bank Tower	-	-	-	-	-	260,000	260,000
Wells Fargo Tower (Los Angeles, CA) (3)	1,513	3,828	3,982	4,206	236,471	-	250,000
KPMG Tower (3)	-	-	-	246	3,034	206,720	210,000
Park Place	-	-	-	-	-	170,000	170,000
777 Tower (4)	-	-	-	154,536	-	-	154,536
Regents Square I & II	-	-	-	-	-	103,600	103,600
Park Place	-	-	-	-	-	100,000	100,000
Lantana Media Campus	-	-	-	-	98,000	-	98,000
Glendale Center (5)	-	-	-	-	-	80,000	80,000
801 North Brand	-	-	-	-	-	75,540	75,540
Wateridge Plaza	-	62,880	-	-	-	-	62,880
Mission City Corporate Center	-	-	-	-	-	52,000	52,000
700 North Central	-	-	-	-	-	27,460	27,460
Total	**$ 1,513**	**$ 66,708**	**$ 283,982**	**$ 158,988**	**$ 702,505**	**$ 1,345,320**	**$ 2,559,016**
Weighted Average Interest Rate	**4.68%**	**6.47%**	**6.36%**	**5.04%**	**5.71%**	**5.21%**	**5.49%**
Pro Forma (6)	**$ 1,513**	**$ 66,708**	**$ 3,982**	**$ 4,452**	**$ 361,041**	**$ 2,121,320**	**$ 2,559,016**

_____

(1)   Assumes exercise of extension option.
(2)   The company has obtained a commitment to refinance this debt in August 2006 with a new $458 million, 10-year fixed rate, interest-only loan at 5.35%, including the cost of the forward commitment.
(3)   Includes scheduled annual principal debt payments.
(4)   The company has obtained a commitment to refinance this debt in October 2006 with a new $273 million, 10-year fixed rate, interest-only loan at 5.84%, current loan balance is net of $464 thousand purchase discount.
(5)   The company has obtained terms to refinance this debt in June 2006 with a new $125 million, 10-year fixed rate, interest-only loan at 5.83%, including the cost of the forward commitment.
(6)   Assumes the Gas Company Tower, 777 Tower and Glendale Center loan refinancings described above in notes (2), (4) and (5), and the expected repayments of the term loan with the net proceeds of these financings.

Maguire Properties, Inc.
First Quarter 2006

MMO Joint Venture Debt Maturities (1)
(in thousands)

Property	2006	2007	2008	2009	2010	Thereafter	Total
Wells Fargo Center (Denver, CO)	$ -	$ -	$ -	$ -	$ -	$ 276,000	$ 276,000
One California Plaza (1)	-	239	2,825	2,984	140,202	-	146,250
San Diego Tech Center	-	-	-	-	-	133,000	133,000
Washington Mutual Irvine Campus	-	-	-	-	-	106,000	106,000
Cerritos Corporate Center	-	-	-	-	-	95,000	95,000
Stadium Gateway	-	-	-	-	-	52,000	52,000
Total	**$ -**	**$ 239**	**$ 2,825**	**$ 2,984**	**$ 140,202**	**$ 662,000**	**$ 808,250**
Weighted Average Rate	**N/A**	**4.73%**	**4.73%**	**4.73%**	**4.73%**	**5.39%**	**5.27%**

_____

(1)   Includes scheduled annual principal debt payments.

19

Maguire Properties, Inc.
First Quarter 2006

Portfolio Data

Maguire Properties, Inc.
First Quarter 2006

Same Store Analysis
(unaudited and in thousands)

	Three Months Ended March 31, (1)		
	2006	**2005**	**% Change**
Total Same Store Portfolio			
Number of properties	9	9	
Square Feet (2)	12,601,812	12,771,503	
Percent of Total Consolidated Portfolio	50.6%	52.0%	
Weighted Average Leased Rates (3)	90.9%	90.9%	
GAAP			
Breakdown of Net Operating Income:			
Operating Revenues	$ 72,838	$ 70,936	2.7% (4)
Operating Expenses	24,576	23,931	2.7%
Other Expenses	62	62	0.0%
Net Operating Income	**$ 48,200**	**$ 46,943**	**2.7%**
CASH BASIS			
Breakdown of Net Operating Income:			
Operating Revenues	$ 69,751	$ 67,825	2.8% (4)
Operating Expenses	24,576	23,931	2.7%
Other Expenses	62	62	0.0%
Net Operating Income	**$ 45,113**	**$ 43,832**	**2.9%**

(1)   Wholly owned properties included in same store analysis are KPMG Tower, Gas Company Tower, Plaza Las Fuentes, Park Place I, Park Place II, US Bank Tower, Wells Fargo Tower, Glendale Center, and Lantana.
(2)   Property square footage decreased in 2006 compared to 2005 due to a change in Park Place parking square footage.
(3)   Represents weighted average occupancy for the three months ended March 31, 2006 and 2005 for the same store portfolio.
(4)   Increase primarily due to increased occupancy and a significant lease commencement at Park Place offset by lost rents due to a tenant lease expiration at US Bank Tower.

First Quarter 2006

Portfolio Overview - Square Footage

OFFICE PROPERTIES	RSF	OWNERSHIP PERCENTAGE	EFFECTIVE RSF
LOS ANGELES COUNTY			
Los Angeles Central Business District Submarket			
Gas Company Tower	1,312,232	100%	1,312,232
US Bank Tower	1,392,445	100%	1,392,445
Wells Fargo Tower	1,382,666	100%	1,382,666
KPMG Tower	1,138,850	100%	1,138,850
777 Tower	1,006,520	100%	1,006,520
One California Plaza	988,914	20%	197,783
Total Los Angeles Central Business District Submarket	**7,221,627**		**6,430,496**
Tri-Cities Submarket			
Glendale Center	382,888	100%	382,888
801 North Brand	281,199	100%	281,199
Plaza Las Fuentes	189,947	100%	189,947
700 North Central	143,730	100%	143,730
Total Tri-Cities Submarket	**997,764**		**997,764**
Santa Monica Professional and Entertainment Submarket			
Lantana Media Campus	328,042	100%	328,042
Total Santa Monica Professional and Entertainment Submarket	**328,042**		**328,042**
Cerritos Office Submarket			
Cerritos Corporate Center - Phase I	221,968	20%	44,394
Cerritos Corporate Center - Phase II	104,567	20%	20,913
Total Cerritos Office Submarket	**326,535**		**65,307**
TOTAL LOS ANGELES COUNTY	**8,873,968**		**7,821,609**
ORANGE COUNTY			
John Wayne Airport Submarket			
Park Place	1,893,817	100%	1,893,817
Washington Mutual Irvine Campus	414,595	20%	82,919
Total John Wayne Airport Submarket	**2,308,412**		**1,976,736**
Costa Mesa Submarket			
Pacific Arts Plaza	785,123	100%	785,123
Total Costa Mesa Submarket	**785,123**		**785,123**
Anaheim Submarket			
Stadium Gateway	272,826	20%	54,565
Total Anaheim Submarket	**272,826**		**54,565**
TOTAL ORANGE COUNTY	**3,366,361**		**2,816,424**
SAN DIEGO COUNTY			
UTC (University Town Center)			
Regents Square I & II	310,614	100%	310,614
Total UTC	**310,614**		**310,614**
Sorrento Mesa			
Wateridge Plaza	267,579	100%	267,579
San Diego Tech Center	644,572	20%	128,914
Total Sorrento Mesa	**912,151**		**396,493**
Mission Valley			
Mission City Corporate Center	190,747	100%	190,747
Pacific Center	438,960	100%	438,960
Total Mission Valley	**629,707**		**629,707**
TOTAL SAN DIEGO COUNTY	**1,852,472**		**1,336,814**

Table of Contents

Maguire Properties, Inc.
First Quarter 2006

Portfolio Overview - Square Footage (continued)

OFFICE PROPERTIES		RSF		
OTHER				
Denver, CO - Downtown Submarket				
Wells Fargo Center		1,202,403	20%	240,481
TOTAL OTHER		**1,202,403**		**240,481**
TOTAL OFFICE PROPERTIES		**15,295,204** (1), (2)		**12,215,328**

RETAIL PROPERTY		RSF		
John Wayne Airport Submarket				
Park Place		124,279	100%	124,279
TOTAL RETAIL PROPERTY		**124,279**		**124,279**

HOTEL PROPERTY	Number of Rooms	SF		
Westin Hotel, Pasadena, CA	350	266,000	100%	266,000
TOTAL HOTEL PROPERTY		**266,000**		**266,000**

PARKING PROPERTIES	Vehicle Capacity	SF	Effective Vehicle Capacity	Effective SF
On-Site Parking	27,518	8,372,784	21,009	6,451,430
Off-Site Garages	5,040	1,600,817	5,040	1,600,817
TOTAL PARKING PROPERTIES	**32,558**	**9,973,601**	**26,049**	**8,052,247**

TOTAL PORTFOLIO		25,659,084		20,657,854

_____

(1)   Increased from 14,597,357 square feet at December 31, 2005 primarily due to the acquisitions of Stadium Gateway as of January 5, 2006 for 272,826 net rentable square feet and Pacific Center as of February 6, 2006 for 438,960 net rentable square feet. Also, on March 28, 2006, there was a disposition of the 808 South Olive Garage, which had 28,761 net rentable square feet of office and retail space.

(2)   Total square footage includes 343,345 square feet of retail space located within the office properties.

23

Table of Contents

Maguire Properties, Inc.
First Quarter 2006

Portfolio Geographic Distribution (1)


San Diego County
11%
Other
2%
Orange County
24%
Los Angeles
Central Business District
51%
Cerritos Office
1%
Tri-Cities
8%
Santa Monica Professional and
Entertainment
3%
Los Angeles Central Business District
Orange County
Tri-Cities
San Diego County
Santa Monica Professional & Entertainment
Other
Cerritos Office

(1) Includes our pro-rata share of the MMO joint venture based on effective net rentable square footage.

Maguire Properties, Inc.
First Quarter 2006

Portfolio Overview - Leased Percentage and In-Place Rents

Property	Submarket	Square Feet	% Leased	Annualized Rent (1)	Ownership Interest (%)	MP % of Annualized Rent (1)	Annualized Rent $/RSF (2)
Office Properties							
Gas Company Tower	Los Angeles Central Business District	1,312,232	96.9%	$ 32,674,683	100%	$ 32,674,683	$ 25.69
US Bank Tower	Los Angeles Central Business District	1,392,445	83.0%	30,138,693	100%	30,138,693	26.08
Wells Fargo Tower	Los Angeles Central Business District	1,382,666	89.7%	23,728,391	100%	23,728,391	19.13
KPMG Tower	Los Angeles Central Business District	1,138,850	89.0%	20,811,536	100%	20,811,536	20.53
777 Tower	Los Angeles Central Business District	1,006,520	91.6%	17,762,165	100%	17,762,165	19.27
One California Plaza	Los Angeles Central Business District	988,914	86.3%	15,434,446	20%	3,086,889	18.10
Subtotal LACBD		7,221,627	89.4%	140,549,914		128,202,357	21.77
Glendale Center	Tri-Cities	382,888	100.0%	8,026,751	100%	8,026,751	20.97
801 North Brand	Tri-Cities	281,199	87.7%	4,391,540	100%	4,391,540	17.80
Plaza Las Fuentes	Tri-Cities	189,947	99.7%	3,612,891	100%	3,612,891	19.08
700 North Central	Tri-Cities	143,730	80.6%	1,980,764	100%	1,980,764	17.09
Subtotal Tri-Cities		997,764	93.7%	18,011,946		18,011,946	19.27
Lantana Media Campus	Santa Monica Professional & Entertainment	328,042	94.6%	9,895,576	100%	9,895,576	31.88
Subtotal Santa Monica Professional & Entertainment		328,042	94.6%	9,895,576		9,895,576	31.88
Cerritos - Phase I	Cerritos Office	221,968	100.0%	5,666,843	20%	1,133,369	25.53
Cerritos - Phase II	Cerritos Office	104,567	100.0%	2,141,371	20%	428,274	20.48
Subtotal Cerritos		326,535	100.0%	7,808,214		1,561,643	23.91
Subtotal Los Angeles County		**8,873,968**	**90.5%**	**176,265,650**		**157,671,522**	**21.96**
Park Place	John Wayne Airport	1,893,817	91.9%	24,349,990	100%	24,349,990	13.99
Washington Mutual Irvine Campus	John Wayne Airport	414,595	100.0%	8,631,398	20%	1,726,280	20.82
Subtotal John Wayne Airport		2,308,412	93.4%	32,981,388		26,076,270	15.30
Pacific Arts Plaza	Costa Mesa	785,123	89.0%	13,765,890	100%	13,765,890	19.70
Stadium Gateway	Anaheim	272,826	100.0%	5,297,883	20%	1,059,577	19.42
Subtotal Orange County		**3,366,361**	**92.9%**	**52,045,161**		**40,901,736**	**16.64**

25

Maguire Properties, Inc.
First Quarter 2006

Portfolio Overview - Leased Percentage and In-Place Rents (continued)

Property	Submarket	Square Feet	% Leased	Annualized Rent (1)	Ownership Interest (%)	MP % of Annualized Rent (1)	Annualized Rent $/RSF (2)
Office Properties							
Regents Square I & II	UTC (University Town Center)	310,614	90.6%	6,685,741	100%	6,685,741	23.75
Wateridge Plaza	Sorrento Mesa	267,579	100.0%	6,252,266	100%	6,252,266	23.37
Mission City Corporate Center	Mission Valley	190,747	95.2%	3,850,429	100%	3,850,429	21.20
San Diego Tech Center	Sorrento Mesa	644,572	96.5%	10,480,705	20%	2,096,141	16.85
Pacific Center	Mission Valley	438,960	85.3%	8,068,434	100%	8,068,434	21.54
Subtotal San Diego County		**1,852,472**	**93.2%**	**35,337,575**		**26,953,011**	**20.46**
Wells Fargo Center - Denver	Denver, CO - Downtown	1,202,403	92.2%	18,379,789	20%	3,675,958	16.58
Subtotal Denver, CO-Downtown		**1,202,403**	**92.2%**	**18,379,789**		**3,675,958**	**16.58**
Total/Weighted Average - Office Properties		**15,295,204**	**91.5%**	**$ 282,028,175**		**$ 229,202,227**	**$ 20.16**
Retail Property							
Park Place	John Wayne Airport	124,279	96.8%	3,505,036	100%	3,505,036	29.15
Total/Weighted Average - Retail Property		**124,279**	**96.8%**	**$ 3,505,036**		**$ 3,505,036**	**$ 29.15**
Total/Weighted Average - Office & Retail Properties		**15,419,483**	**91.5%**	**$ 285,533,211**		**$ 232,707,263**	**$ 20.23**
Effective Portfolio (3)		**12,339,607**	**91.0%**				**$ 20.72**

Parking Revenue Schedule

	Square Feet	Total Vehicle Capacity	Effective Square Feet	Effective Vehicle Capacity	Annualized Parking Revenue (4)	Effective Annualized Parking Revenue (5)	Effective Annualized Parking Revenue Per Vehicle Capacity (6)
Total On-Site	8,372,784	27,518	6,451,430	21,009	$ 35,884,690	$ 29,938,689	$ 1,425
Total Off-Site	1,600,817	5,040	1,600,817	5,040	10,411,170	10,411,170	2,066
Total Parking	9,973,601	32,558	8,052,246	26,049	$ 46,295,860	$ 40,349,859	$ 1,549

(1) Annualized rent represents the annualized monthly contractual rent under existing leases as of December 31, 2005. This amount reflects total base rent before any one-time or non-recurring rent abatements but after annually recurring rent credits and is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a fully gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent.
(2) Annualized rent per rentable square foot represents annualized rent as computed above, divided by the total square footage under lease as of the same date.
(3) Includes 100% of our consolidated portfolio and 20% of our MMO joint venture portfolio.
(4) Annualized parking revenue represents the annualized quarterly parking revenue as of March 31, 2006.
(5) Effective annualized parking revenue represents the annualized quarterly parking revenue as of March 31, 2006 adjusted to include 100% of our consolidated portfolio and 20% of our MMO joint venture portfolio.
(6) Effective annualized parking revenue per vehicle capacity represents the annualized parking revenue as computed above, divided by the vehicle capacity.

Maguire Properties, Inc.
First Quarter 2006

Portfolio Overview - Leased Rates and Weighted Average Remaining Lease Term

	Ownership Interest (%)	Weighted Average Remaining Lease Term (in years)	% Leased Q1 2006	% Leased Q4 2005	% Leased Q3 2005	% Leased Q2 2005	% Leased Q1 2005
Gas Company Tower	100%	7.0	96.9%	96.8%	98.6%	98.5%	98.5%
US Bank Tower	100%	4.7	83.0%	83.9%	83.4%	83.6%	84.0%
Wells Fargo Tower	100%	6.4	89.7%	88.7%	89.1%	85.4%	84.4%
KPMG Tower	100%	6.3	89.0%	89.0%	88.5%	91.0%	90.7%
777 Tower	100%	6.1	91.6%	91.6%	92.2%	92.2%	90.1%
One California Plaza	20%	5.7	86.3%	85.9%	88.1%	90.5%	94.6%
Glendale Center	100%	4.7	100.0%	100.0%	100.0%	100.0%	100.0%
801 North Brand	100%	4.5	87.7%	87.7%	85.3%	83.1%	81.2%
Plaza Las Fuentes	100%	8.5	99.7%	99.7%	99.7%	99.7%	99.7%
700 North Central	100%	2.8	80.6%	80.6%	77.1%	77.0%	73.9%
Lantana Media Campus	100%	4.1	94.6%	94.6%	94.0%	89.8%	89.6%
Cerritos - Phase I	20%	8.5	100.0%	100.0%	100.0%	100.0%	100.0%
Cerritos - Phase II	20%	5.2	100.0%	100.0%	100.0%	100.0%	100.0%
Park Place	100%	4.0	91.9%	91.8%	94.8%	94.9%	95.0%
Washington Mutual Irvine Campus	20%	5.8	100.0%	100.0%	100.0%	100.0%	100.0%
Pacific Arts Plaza	100%	5.2	89.0%	89.0%	86.2%	86.1%	85.2%
Stadium Gateway	20%	4.1	100.0%	-	-	-	-
Regents Square I & II	100%	3.8	90.6%	87.9%	85.5%	86.8%	86.0%
Wateridge Plaza	100%	2.5	100.0%	100.0%	91.8%	91.8%	90.7%
Mission City Corporate Center	100%	3.9	95.2%	93.5%	92.3%	92.2%	86.1%
San Diego Tech Center	20%	3.3	96.5%	97.7%	94.6%	91.7%	-
Pacific Center	100%	3.5	85.3%				
Wells Fargo Center - Denver	20%	6.0	92.2%	93.7%	87.2%	85.2%	83.8%
Park Place - Retail	100%	7.9	96.8%	98.2%	95.3%	92.8%	93.7%
Total Portfolio		**5.6**	**91.5%**	**91.6%**	**91.1%**	**90.7%**	**90.4%**
Effective Portfolio (1)		**5.4**	**91.0%**	**91.6%**	**91.1%**	**90.7%**	**90.4%**

_____

(1)   Includes 100% of our consolidated portfolio and 20% of our MMO Joint Venture portfolio

Maguire Properties, Inc.
First Quarter 2006

Major Tenants - Office Properties

Tenant	Number of Locations	Annualized Rent (1)	% of Total Annualized Rent	Total Leased Square Feet	% of Aggregate Leased Square Feet of Existing Portfolio	Weighted Average Remaining Lease Term in Months	S & P Credit Rating / National Recognition (2)
Rated							
1 Southern California Gas Company	1	$ 16,807,929	7.2%	576,516	5.1%	67	A
2 Sempra (Pacific Enterprises)	1	8,504,539	3.7%	225,756	2.0%	51	A
3 Wells Fargo Bank (3)	2	6,084,094	2.6%	381,021	3.4%	82	AA
4 Los Angeles Unified School District	1	5,476,897	2.4%	260,498	2.3%	3	AAA
5 ConAgra, Inc.	1	5,411,330	2.3%	393,317	3.5%	53	BBB+
6 Cardinal Health	1	4,751,027	2.0%	185,982	1.7%	23	BBB
7 Bank of America	2	3,945,519	1.7%	179,904	1.6%	69	AA
8 US Bank, National Association	1	3,437,099	1.5%	154,872	1.4%	111	AA-
9 Disney Enterprises	1	3,085,885	1.3%	156,215	1.4%	63	A-
10 Washington Mutual, FA (4)	4	2,526,164	1.1%	114,886	1.0%	65	A
Total Rated / Weighted Average (5)		60,030,483	25.8%	2,628,967	23.4%	56	
Total Investment Grade Tenants		*107,727,511*	*46.3 %*	*5,281,028*	*47.0 %*		
Unrated - Nationally Recognized							
11 Latham & Watkins	2	$ 9,723,372	4.2%	361,524	3.1%	57	3rd Largest US Law Firm
12 Gibson Dunn & Crutcher	1	6,103,475	2.6%	268,268	2.4%	140	18th Largest US Law Firm
13 Morrison & Foerster	1	5,329,600	2.3%	192,775	1.7%	67	24th Largest US Law Firm
14 Jones, Day, Reavis & Pogue	1	4,982,380	2.1%	152,166	1.4%	7	4th Largest US Law Firm
15 Munger Tolles & Olson	1	4,086,534	1.8%	186,890	1.7%	191	131st Largest US Law Firm
16 Marsh USA, Inc.	1	3,683,505	1.6%	210,486	1.9%	131	Prominent Risk Management Firm
17 Bingham McCutchen	1	2,745,321	1.2%	104,712	0.9%	81	26th Largest US Law Firm
18 KPMG	1	2,965,080	1.3%	175,525	1.6%	99	4th Largest US Accounting Firm
19 Sidley Austin Brown & Wood	1	2,408,485	1.0%	152,413	1.4%	180	5th Largest US Law Firm
20 Kirkland & Ellis	1	2,135,353	0.9%	106,523	0.9%	47	9th Largest US Law Firm
Total Unrated / Weighted Average (5)		44,163,105	19.0%	1,911,282	17.0%	101	
Total Nationally Recognized Tenants		*59,784,579*	*25.7 %*	*2,757,800*	*24.6 %*		
Total / Weighted Average (5)		$ 104,193,588	44.8%	4,540,249	40.4%	77	
Total Investment Grade or Nationally Recognized Tenants		*$ 167,512,090*	*72.0 %*	*8,038,828*	*71.6 %*		

_____

(1) Annualized base rent is calculated as monthly contractual base rent under existing leases as of March 31, 2006, multiplied by 12; for those leases where rent has not yet commenced, the first month in which rent is to be received is used to determine annualized base rent.
(2) S&P credit ratings are as of March 31, 2006, and rankings of law firms are based on total gross revenue in 2004 as reported by American Lawyer Media's LAW.com.
(3) Includes 20% of annualized rent and leased square footage for WFC-Denver, one of our MMO joint venture properties.
(4) Includes 20% of annualized rent and leased square footage for Washington Mutual Irvine Campus, one of our MMO joint venture properties.
(5) The weighted average calculation is based on the net rentable square feet leased by each tenant.

Maguire Properties, Inc.
First Quarter 2006

Portfolio Tenant Classification Description (1), (2)


Accommodation and Food Services 2%
Educational Services 2%
Real Estate and Rental and Leasing 1%
Manufacturing 6%
Utilities 7%
All Other Services 8%
Finance and Insurance 32%
Information 8%
Legal Services 24%
Professional, Scientific and Technical Services (except Legal Services) 10%
Finance and Insurance
Legal Services
Professional, Scientific and Technical Services (except Legal Services)
Information
All Other Services
Utilities
Manufacturing
Educational Services
Accommodation and Food Services
Real Estate and Rental and Leasing

(1) Percentages are based upon effective leased square feet.
(2) Classifications are based on the 'North American Industrial Classification System' (NAICS).

Maguire Properties, Inc.
First Quarter 2006

Consolidated Lease Expirations - Total Portfolio

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent	Percentage of Total Annualized Rent	Current Rent per Square Foot (1)	Rent per Square Foot at Expiration (2)
Available	1,055,852	9.1%				
2006	824,105	7.1%	$ 18,233,452	8.3%	$ 22.13	$ 22.91
2007	825,206	7.1%	17,726,098	8.1%	21.48	22.00
2008	900,276	7.8%	18,324,612	8.3%	20.35	21.62
2009	1,069,819	9.3%	23,860,347	10.8%	22.30	23.77
2010	1,761,913	15.3%	34,598,678	15.8%	19.64	21.73
2011	1,604,742	13.9%	35,558,657	16.2%	22.16	26.51
2012	497,898	4.3%	9,534,442	4.3%	19.15	22.54
2013	1,254,345	10.8%	25,000,595	11.4%	19.93	21.91
2014	301,759	2.6%	4,779,046	2.2%	15.84	21.93
2015	454,607	3.9%	10,667,695	4.9%	23.47	29.43
Thereafter	1,019,116	8.8%	21,217,154	9.7%	20.82	23.62
Total	**11,569,638**	**100.0%**	**$ 219,500,776**	**100.0%**	**$ 20.88**	**$ 23.46**

Leases Expiring in the Next 4 Quarters:

2nd Quarter 2006	396,095	3.4%	8,519,355	3.9%	21.51	21.52
3rd Quarter 2006 (3)	189,717	1.6%	3,880,835	1.8%	20.46	20.46
4th Quarter 2006	238,293	2.1%	5,833,262	2.6%	24.48	24.53
1st Quarter 2007	191,846	1.7%	3,425,319	1.6%	17.85	18.02
Total	**1,015,951**	**8.8%**	**$ 21,658,771**	**9.9%**	**$ 21.32**	**$ 21.37**

_____

(1) Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2) Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.
(3) Includes tenants leasing on a month-to-month basis.

Maguire Properties, Inc.
First Quarter 2006

Consolidated Lease Expirations - Los Angeles County

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent	Percentage of Total Annualized Rent	Current Rent per Square Foot (1)	Rent per Square Foot at Expiration (2)
Available	709,916	9.4%				
2006	671,401	8.9%	$ 15,214,704	9.9%	$ 22.66	$ 23.57
2007	523,632	6.9%	11,673,644	7.6%	22.29	22.84
2008	366,978	4.9%	7,148,871	4.7%	19.48	21.34
2009	531,190	7.0%	13,140,093	8.6%	24.74	25.35
2010	711,028	9.4%	18,981,726	12.4%	26.70	27.82
2011	1,137,703	15.0%	27,213,209	17.8%	23.92	28.61
2012	254,827	3.4%	5,319,196	3.5%	20.87	24.39
2013	1,026,334	13.6%	20,986,675	13.7%	20.45	22.13
2014	299,293	4.0%	4,733,179	3.1%	15.81	21.92
2015	376,205	5.0%	8,895,571	5.8%	23.65	29.37
Thereafter	950,012	12.5%	19,716,122	12.9%	20.75	23.51
Total	**7,558,519**	**100.0%**	**$ 153,022,990**	**100.0%**	**$ 22.34**	**$ 24.99**
Leases Expiring in the Next 4 Quarters:						
2nd Quarter 2006	370,913	4.9%	7,984,423	5.2%	21.53	21.53
3rd Quarter 2006 (3)	105,488	1.4%	2,309,489	1.5%	21.89	21.89
4th Quarter 2006	195,000	2.6%	4,920,792	3.2%	25.23	25.23
1st Quarter 2007	146,339	1.9%	2,694,547	1.8%	18.41	18.62
Total	**817,740**	**10.8%**	**$ 17,909,251**	**11.7%**	**$ 21.90**	**$ 21.94**

(1)   Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2)   Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.
(3)   Includes tenants leasing on a month-to-month basis.

31

Maguire Properties, Inc.
First Quarter 2006

Consolidated Lease Expirations - Orange County

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent		Percentage of Total Annualized Rent	Current Rent per Square Foot (1)		Rent per Square Foot at Expiration (2)	
Available	243,196	8.7%							
2006	102,970	3.7%	$	1,746,042	4.2%	$	16.96	$	16.96
2007	128,565	4.6%		2,303,645	5.5%		17.92		18.00
2008	266,149	9.5%		4,479,665	10.8%		16.83		17.18
2009	322,000	11.5%		6,189,098	14.9%		19.22		21.45
2010	899,632	32.1%		12,430,834	29.8%		13.82		16.23
2011	334,939	11.9%		5,484,671	13.2%		16.38		19.79
2012	190,369	6.8%		3,012,014	7.2%		15.82		19.16
2013	228,011	8.1%		3,994,824	9.6%		17.52		20.91
2014	2,466	0.1%		45,868	0.1%		18.60		23.40
2015	28,920	1.0%		697,073	1.7%		24.10		29.19
Thereafter	56,002	2.0%		1,237,182	3.0%		22.09		24.04
Total	**2,803,219**	**100.0%**	**$**	**41,620,916**	**100.0%**	**$**	**16.26**	**$**	**18.62**

Leases Expiring in the Next 4 Quarters:

2nd Quarter 2006	9,421	0.3%		133,025	0.3%		14.12		14.12
3rd Quarter 2006 (3)	71,830	2.6%		1,255,089	3.0%		17.47		17.47
4th Quarter 2006	21,719	0.8%		357,928	0.9%		16.48		16.48
1st Quarter 2007	42,141	1.5%		644,213	1.5%		15.29		15.33
Total	**145,111**	**5.2%**	**$**	**2,390,255**	**5.7%**	**$**	**16.47**	**$**	**16.49**

---

(1) Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.

(2) Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

(3) Includes tenants leasing on a month-to-month basis.

32

Maguire Properties, Inc.
First Quarter 2006

Consolidated Lease Expirations- San Diego County

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet		Annualized Rent	Percentage of Total Annualized Rent		Current Rent per Square Foot (1)		Rent per Square Foot at Expiration (2)
Available	102,740	8.5%							
2006	49,734	4.1%	$	1,272,706	5.1%	$	25.59	$	26.43
2007	173,009	14.3%		3,748,808	15.1%		21.67		22.42
2008	267,149	22.2%		6,696,076	27.0%		25.06		26.44
2009	216,629	17.9%		4,531,155	18.2%		20.92		23.37
2010	151,253	12.5%		3,186,118	12.8%		21.06		25.76
2011	132,100	10.9%		2,860,777	11.5%		21.66		25.48
2012	52,702	4.4%		1,203,232	4.8%		22.83		25.79
2013	-	0.0%		19,096	0.1%		-		-
2014	-	0.0%		-	0.0%		-		-
2015	49,482	4.1%		1,075,051	4.3%		21.73		30.08
Thereafter	13,102	1.1%		263,851	1.1%		20.14		29.74
Total	**1,207,900**	**100.0%**	**$**	**24,856,870**	**100.0%**	**$**	**22.49**	**$**	**25.19**
Leases Expiring in the Next 4 Quarters:									
2nd Quarter 2006	15,761	1.3%		401,907	1.6%		25.50		25.50
3rd Quarter 2006 (3)	12,399	1.0%		316,257	1.3%		25.51		25.51
4th Quarter 2006	21,574	1.8%		554,542	2.2%		25.70		26.29
1st Quarter 2007	3,366	0.3%		86,559	0.4%		25.72		25.72
Total	**53,100**	**4.4%**	**$**	**1,359,265**	**5.5%**	**$**	**25.60**	**$**	**25.84**

_____

(1)   Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.

(2)   Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

(3)   Includes tenants leasing on a month-to-month basis.

Table of Contents

Maguire Properties, Inc.
First Quarter 2006

Lease Expirations - MMO Joint Venture Portfolio

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent		Percentage of Total Annualized Rent	Current Rent per Square Foot (1)		Rent per Square Foot at Expiration (2)	
Available	252,235	6.6%		-					
2006	130,881	3.4%	$	2,198,373	3.3%	$	16.80	$	16.79
2007	271,250	7.0%		4,838,952	7.3%		17.84		18.14
2008	268,797	7.0%		5,013,311	7.6%		18.65		19.24
2009	489,765	12.7%		8,442,747	12.8%		17.24		18.78
2010	394,851	10.3%		8,578,099	13.0%		21.72		24.44
2011	436,442	11.3%		8,058,784	12.2%		18.46		21.69
2012	279,596	7.3%		5,068,231	7.7%		18.13		19.99
2013	522,913	13.6%		8,727,193	13.2%		16.69		17.69
2014	639,525	16.6%		11,926,731	18.1%		18.65		24.85
2015	104,189	2.7%		2,182,201	3.3%		20.94		22.29
Thereafter	59,401	1.5%		997,813	1.5%		16.80		25.84
Total	**3,849,845**	**100.0%**	**$**	**66,032,435**	**100.0%**	**$**	**18.35**	**$**	**23.44**

Leases Expiring in the Next 4 Quarters:

2nd Quarter 2006	44,328	1.2%		394,119	0.6%		8.89		8.89
3rd Quarter 2006 (3)	6,038	0.2%		174,493	0.3%		28.90		28.68
4th Quarter 2006	80,515	2.0%		1,629,761	2.4%		20.24		20.24
1st Quarter 2007	47,219	1.2%		848,715	1.3%		17.97		18.67
Total	**178,100**	**4.6%**	**$**	**3,047,088**	**4.6%**	**$**	**17.11**	**$**	**16.53**

_____

(1)   Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2)   Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.
(3)   Includes tenants leasing on a month-to-month basis.

Maguire Properties, Inc.
First Quarter 2006

Total and Effective Leasing Activity - Total Portfolio

	Total Portfolio		Effective Portfolio (1)	
	For the Three Months Ended March 31, 2006	**% Leased**	**For the Three Months Ended March 31, 2006**	**% Leased**
Leased Square Feet as of December 31, 2005	13,483,638	91.6%	13,483,638	91.6%
Recent Acquisition: Stadium Gateway	272,826		54,565	
Recent Acquisition: Pacific Center	374,494		374,494	
Recent Disposition: 808 South Olive Street Garage	(28,761)		(28,761)	
Contribution of properties to MMO joint venture	-		(2,673,341)	
Leased Square Feet including recent acquisitions/dispositions	14,102,197	91.5%	11,210,595	90.9%
Expirations	(420,158)	(2.7)%	(325,536)	(2.6)%
New Leases	238,356	1.5%	157,248	1.3%
Renewals	191,001	1.2%	191,001	1.4%
Leased Square Feet as of March 31, 2006	**14,111,396**	**91.5%**	**11,233,308**	**91.0%**
Cash Rent Growth (2), (3)				
Expiring Rate per Square Foot			$	15.97
New / Renewed Rate per Square Foot			$	19.82
Percentage Change				24.1%
GAAP Rent Growth (3), (4)				
Expiring Rate per Square Foot			$	14.81
New / Renewed Rate per Square Foot			$	22.15
Percentage Change				49.5%
Weighted Average Lease Term - New (in months)				53
Weighted Average Lease Term - Renewal (in months)				134

---

(1)   Includes 100% of our consolidated portfolio and 20% of our MMO joint venture properties.
(2)   Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
        Excludes new and renewed leases for spaces with more than six months of downtime.
(3)   For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.
(4)   Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

35

Maguire Properties, Inc.
First Quarter 2006

Total and Effective Leasing Activity - Los Angeles Central Business District

	Total Portfolio		Effective Portfolio (1)	
	For the Three Months Ended March 31, 2006	% Leased	For the Three Months Ended March 31, 2006	% Leased
Leased Square Feet as of December 31, 2005, Los Angeles Central Business District	6,465,675	89.3%	6,465,675	89.3%
Recent Disposition: 808 South Olive Street Garage	(28,761)		(28,761)	
Contribution of property to MMO joint venture: One California Plaza	-		(676,289)	
Leased Square Feet excluding 808 South Olive Street Garage	6,436,914	89.3%	5,760,625	89.6%
Expirations	(288,040)	(4.1)%	(218,964)	(3.4)%
New Leases	141,485	1.9%	66,336	1.0%
Renewals	166,061	2.3%	166,061	2.6%
Leased Square Feet as of March 31, 2006, Los Angeles Central Business District	**6,456,420**	**89.4%**	**5,774,058**	**89.8%**
Cash Rent Growth (2), (3)				
Expiring Rate per Square Foot			$	14.08
New / Renewed Rate per Square Foot			$	19.21
Percentage Change				36.4%
GAAP Rent Growth (3), (4)				
Expiring Rate per Square Foot			$	12.25
New / Renewed Rate per Square Foot			$	22.16
Percentage Change				80.9%
Weighted Average Lease Term - New (in months)				57
Weighted Average Lease Term - Renewal (in months)				149

---

(1) Includes 100% of our consolidated portfolio and 20% of our MMO joint venture properties.
(2) Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination. Excludes new and renewed leases for spaces with more than six months of downtime.
(3) For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.
(4) Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

Maguire Properties, Inc.
First Quarter 2006

Total and Effective Leasing Activity - Orange County

	Total Portfolio		Effective Portfolio (1)	
	For the Three Months Ended March 31, 2006	% Leased	For the Three Months Ended March 31, 2006	% Leased
Leased Square Feet as of December 31, 2005, Orange County	2,973,381	92.4%	2,973,381	92.4%
Recent Acquisition: Stadium Gateway	272,826		54,565	
Contribution of property to MMO joint venture: Washington Mutual	-		(331,676)	
Leased Square Feet including Stadium Gateway	3,246,207	93.0%	2,696,270	91.7%
Expirations	(57,431)	(1.6)%	(57,431)	(2.0)%
New Leases	40,056	1.1%	40,056	1.4%
Renewals	18,612	0.5%	18,612	0.6%
Leased Square Feet as of March 31, 2006, Orange County	**3,247,444**	**93.0%**	**2,697,507**	**91.7%**
Cash Rent Growth (2), (3)				
Expiring Rate per Square Foot			$	19.67
New / Renewed Rate per Square Foot			$	23.10
Percentage Change				17.4%
GAAP Rent Growth (3), (4)				
Expiring Rate per Square Foot			$	20.24
New / Renewed Rate per Square Foot			$	23.86
Percentage Change				17.9%
Weighted Average Lease Term - New (in months)				36
Weighted Average Lease Term - Renewal (in months)				28

_____

(1) Includes 100% of our consolidated portfolio and 20% of our MMO joint venture properties.
(2) Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
     Excludes new and renewed leases for spaces with more than six months of downtime.
(3) For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.
(4) Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

Maguire Properties, Inc.
First Quarter 2006

Total and Effective Leasing Activity - San Diego County

	Total Portfolio		Effective Portfolio (1)	
	For the Three Months Ended March 31, 2006	% Leased	For the Three Months Ended March 31, 2006	% Leased
Leased Square Feet as of December 31, 2005, San Diego County	1,348,644	95.4%	1,348,644	95.4%
Recent Acquisition: Pacific Center	374,494		374,494	
Contribution of property to MMO joint venture: San Diego Tech Center	-		(503,697)	
Leased Square Feet including Pacific Center	1,723,138	93.0%	1,219,441	91.2%
Expirations	(21,754)	(1.2)%	(15,750)	(1.2)%
New Leases	24,838	1.3%	24,838	1.9%
Renewals	1,054	0.1%	1,054	0.1%
Leased Square Feet as of March 31, 2006, San Diego County	**1,727,276**	**93.2%**	**1,229,583**	**92.0%**
Cash Rent Growth (2), (3)				
Expiring Rate per Square Foot			$	28.46
New / Renewed Rate per Square Foot			$	28.79
Percentage Change				1.2%
GAAP Rent Growth (3), (4)				
Expiring Rate per Square Foot			$	28.74
New / Renewed Rate per Square Foot			$	29.33
Percentage Change				2.1%
Weighted Average Lease Term - New (in months)				65
Weighted Average Lease Term - Renewal (in months)				12

_____

(1) Includes 100% of our consolidated portfolio and 20% of our MMO joint venture properties.
(2) Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination. Excludes new and renewed leases for spaces with more than six months of downtime.
(3) For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.
(4) Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

Maguire Properties, Inc.
First Quarter 2006

Tenant Improvements and Leasing Commissions (1), (2), (3)

	Q1 2006		2005		2004		2003
Renewals (4)							
Number of Leases		12		67		29		14
Square Feet		186,800		740,375		296,203		120,022
Tenant Improvement Costs per Square Foot (3)	$	30.65	$	11.25	$	15.49	$	30.66
Leasing Commission Costs per Square Foot (5)	$	10.74	$	3.64	$	5.98	$	2.36
Total Tenant Improvements and Leasing Commissions							
Costs per Square Foot	$	41.39	$	14.89	$	21.47	$	33.02
Costs per Square Foot per Year	$	3.63	$	3.46	$	4.31	$	6.24
New / Modified Leases (5)							
Number of Leases		36		138		48		36
Square Feet		234,737		1,047,634		453,301		851,316
Tenant Improvement Costs per Square Foot (3)	$	17.13	$	24.29	$	36.28	$	48.26
Leasing Commission Costs per Square Foot (5)	$	5.40	$	5.41	$	9.28	$	4.78
Total Tenant Improvements and Leasing Commissions							
Costs per Square Foot	$	22.53	$	29.70	$	45.56	$	53.04
Costs per Square Foot per Year	$	4.48	$	4.78	$	4.26	$	7.95
Total							
Number of Leases		48		205		77		50
Square Feet		421,537		1,788,009		749,504		971,338
Tenant Improvement Costs per Square Foot (3)	$	23.12	$	18.89	$	28.06	$	46.09
Leasing Commission Costs per Square Foot (5)	$	7.77	$	4.68	$	7.97	$	4.48
Total Tenant Improvements and Leasing Commissions							
Costs per Square Foot	$	30.89	$	23.57	$	36.03	$	50.57
Costs per Square Foot per Year	$	3.94	$	4.36	$	4.20	$	7.77

---

(1)   Based on leases executed during the period. Excludes leases to related parties, short-term leases less than six months, and build out costs for raw space.
(2)   Tenant Improvements and Leasing Commission information for One California Plaza, Park Place I, Park Place II, Lantana Media Campus, CommonWealth Properties portfolio acquisition, San Diego Tech Center, Pacific Center, and Stadium Gateway assets are included from the dates of acquisition which are November 6, 2003, April 14, 2004, July 23, 2004, December 16, 2004, March 15, 2005, April 6, 2005, February 6, 2006, and January 6, 2006, respectively.
(3)   Tenant Improvements include improvements and lease concessions.
(4)   Does not include retained tenants that have relocated to new space or expanded into new space.
(5)   Includes retained tenants that have relocated or expanded into new space and lease modifications.

Maguire Properties, Inc.
First Quarter 2006

Historical Capital Expenditures

Office Properties (1), (2), (3) ,(4), (5,) (6), (7)

	Q1 2006		2005		2004		2003
Consolidated							
Non-recoverable Capital Expenditures	$ 815,417		$ 4,502,547		$ 1,046,178		$ 151,512
Total Square Feet	11,569,638		9,150,550		6,783,532		5,783,068
Non-recoverable Capital Expenditures per Square Foot	$ 0.07		$ 0.49		$ 0.15		$ 0.03
Unconsolidated							
Non-recoverable Capital Expenditures (8)	$ 28,422						
Total Square Feet (9)	621,743						
Non-recoverable Capital Expenditures per Square Foot	$ 0.05						
Consolidated							
Recoverable Capital Expenditures (10)	$ 51,965		$ 1,553,935		$ 3,009,186		$ 1,956,984
Total Square Feet	11,569,638		9,150,550		6,783,532		5,783,068
Recoverable Capital Expenditures per Square Foot	$ 0.00		$ 0.17		$ 0.44		$ 0.34
Unconsolidated							
Recoverable Capital Expenditures (8), (10)	$ -						
Total Square Feet (9)	621,743						
Recoverable Capital Expenditures per Square Foot	$ -						

---

(1) Historical capital expenditures for each period shown reflect properties owned for the entire period. For properties acquired during each period, the capital expenditures will be reflected in the following full period of ownership. For properties sold during each period, the capital expenditures will be excluded for that period. Any capital expenditures incurred for acquisition or disposition properties during the period of acquisition or disposition will be footnoted separately.

(2) One California Plaza was acquired November 6, 2003 and had no recoverable or non-recoverable capital expenditures in 2003 following its acquisition.

(3) Park Place I was acquired April 14, 2004 and had non-recoverable capital expenditures of $65,183 and no recoverable capital expenditures in 2004, following its acquisition.

(4) Park Place II was acquired July 23, 2004 and had no recoverable or non-recoverable capital expenditures in 2004 following its acquisition.

(5) Lantana was acquired December 16, 2004 and had no recoverable or non-recoverable capital expenditures in 2004 following its acquisition.

(6) The CommonWealth portfolio acquisition assets were acquired March 15, 2005 and had recoverable capital expenditures of $506,119 and non-recoverable capital expenditures of $524,474 during the remainder of 2005 following their acquisition.

(7) San Diego Tech Center was acquired April 6, 2005 and had non-recoverable capital expenditures of $94,416 and no recoverable capital expenditures in 2005 following its acquisition.

(8) Includes 20% of our MMO joint venture.

(9) The square footages of Cerritos Corporate Center Phases I and II and Washington Mutual Irvine Campus are deducted from the total square feet amount as the tenant pays for all capital expenditure activities.

(10) Recoverable capital improvements, such as equipment upgrades, are generally financed through a capital lease. The annual amortization, based on each asset's useful life, as well as any financing costs, are generally billed to tenants on an annual basis as payments are made. The amounts presented represent the total value of the improvements in the year they are made.

Maguire Properties, Inc.
First Quarter 2006

Hotel Performance

Westin Hotel, Pasadena, CA	Q1 2006	Q1 2005	Percent Change
Occupancy	79.6%	84.9%	(6.1)%
Average Daily Rate	$ 184.27	$ 150.24	22.7%
Revenue Per Available Room (REVPAR)	$ 146.76	$ 127.50	15.1%
Hotel Net Operating Income	$ 2,400,932	$ 1,971,377	21.8%

Hotel Historical Capital Expenditures

Westin Hotel, Pasadena, CA	Q1 2006	Q12005	2005	For the Year Ended December 31, 2004	2003
Hotel Improvements and Equipment Replacements	$ 135,520	$ 15,062	$ 313,011	$ 20,436	$ 440,341
Total Hotel Revenue	$ 6,676,106	$ 5,915,285	$ 24,037,425	$ 20,518,964	$ 18,449,302
Hotel Improvements as a Percentage of Hotel Revenue	2.0%	0.3%	1.3%	0.1%	2.4%
Renovation and Upgrade Costs (1)	$ 6,716	$ 501,557	$ 3,461,780	$ 7,037,822	$ 953,257

_____

(1)   The Westin Hotel underwent a $12.2 million renovation from December 2002 through August 2005 of which $3.5 million was funded by Westin.

41

Maguire Properties, Inc.
First Quarter 2006

Development Pipeline

				As of March 31, 2006	
Property	Location	Percentage Pre-Leased	Acreage	Developed / Developable Square Feet (1)	Type of Planned Development
Park Place - Residential	Irvine, CA	N/A	N/A	1,700,000	Residential
Park Place - Office, Retail & Hotel	Irvine, CA	N/A	N/A	1,404,000	Office, Retail & Hotel
San Diego Tech Center (3)	San Diego, CA	N/A	N/A	1,200,000	Office
755 Figueroa	Los Angeles, CA	N/A	1.3	840,000	Office
Park Place - 3161 Michelson	Irvine, CA	47%	N/A	531,000	Office
Pacific Arts Plaza (2)	Costa Mesa, CA	N/A	2.6	400,000	Office
Glendale Center - Phase II	Glendale, CA	N/A	2.0	400,000	Office & Retail
Lantana Media Campus	Santa Monica, CA	N/A	N/A	194,000	Office
200 Burchett	Glendale, CA	N/A	0.8	187,000	Office
Wateridge Plaza	Sorrento Mesa, CA	N/A	N/A	170,000	Office
Washington Mutual Irvine Campus (3)	Irvine, CA	N/A	3.6	145,000	Office
Mission City Corporate Center	San Diego, CA	N/A	N/A	102,000	Office
Total Net Rentable Area				**7,273,000**	
Park Place - Structured Parking	Irvine, CA	N/A	N/A	3,575,000	Parking
Total				**10,848,000**	

(1)   The square feet numbers presented represent the office, retail, residential and parking footages that the Company estimates can be developed on the referenced property.
(2)   The Company is in discussions with the city of Costa Mesa for the potential development of 175 residential units totaling approximately 300,000 square feet at Pacific Arts Plaza. This development would be in addition to the 400,000 square feet of office entitlements.
(3)   Land held for development was not contributed to the MMO joint venture.

Maguire Properties, Inc.
First Quarter 2006

Management Statements on Non-GAAP Supplemental Measures

Funds from Operations:

We calculate funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding gains (or losses) from sales of property, extraordinary items, real estate related depreciation and amortization (including capitalized leasing expenses, tenant allowances or improvements and excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization, gains (or losses) from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

Management also uses FFO before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate), (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy, (iii) the early repayment of debt associated with properties sold or (iv) the restructuring or replacement of corporate level financing to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition or disposition of properties.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to such other equity REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO also should not be used as a supplement to or substitute for cash flow from operating activities (computed in accordance with GAAP).

43

Maguire Properties, Inc.
First Quarter 2006

Management Statements on Non-GAAP Supplemental Measures (continued)

Adjusted Funds from Operations:

We calculate adjusted funds from operations, or AFFO, by adding to or subtracting from FFO (i) non-cash operating revenues and expenses, (ii) capitalized operating expenditures such as leasing payroll and interest expense, (iii) recurring and non-recurring capital expenditures required to maintain and re-tenant our properties, (iv) regular principal payments required to service our debt and (v) 2nd Generation tenant improvement and leasing commissions. Management uses AFFO as a supplemental liquidity measure because, when compared year over year, it assesses our ability to fund our dividend and distribution requirements from our operating activities. We also believe that, as a widely recognized measure of the liquidity of REITs, AFFO will be used by investors as a basis to assess our ability to fund dividend payments in comparison to other REITs.

However, because AFFO may exclude certain non-recurring capital expenditures and leasing costs, the utility of AFFO as a measure of our liquidity is limited. Additionally, other equity REITs may not calculate AFFO in a consistent manner, accordingly, our AFFO may not be comparable to such other equity REITs' AFFO. AFFO should be considered only as a supplement to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity.

EBITDA:

We believe that earnings before interest, income taxes, depreciation and amortization, or EBITDA, is a useful supplemental performance measure. Management uses EBITDA as an indicator of our ability to incur and service debt. We believe EBITDA is an appropriate supplemental measure for such purposes, because the amounts spent on interest are, by definition, available to pay interest, income tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up, and depreciation and amortization are non-cash charges. In addition, we believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of equity REITs. However, because EBITDA is calculated before recurring cash charges including interest expense and income taxes, and is not adjusted for capital expenditures or other recurring cash requirements of our business, its utility as a measure of our liquidity is limited. Accordingly, EBITDA should not be considered an alternative to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity. EBITDA should not be considered as an alternative to net income as an indicator of our operating performance. Other equity REITs may calculate EBITDA differently than we do; accordingly, our EBITDA may not comparable to such other REITs' EBITDA.

Management also uses EBITDA before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate), (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy, (iii) the early repayment of debt associated with properties sold and (iv) the restructuring or replacement of corporate level financing to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition or disposition of properties.

44

Maguire Properties, Inc.
First Quarter 2006

Management Statements on Non-GAAP Supplemental Measures (continued)

Coverage Ratios:

We present interest and fixed charge coverage ratios as supplemental liquidity measures. Management uses these ratios as indicators of our financial flexibility to service current interest expense and debt amortization from current cash net operating income. In addition, we believe that these coverage ratios represent common metrics used by securities analysts, investors and other interested parties to evaluate our ability to service fixed cash payments. However, because these ratios are derived from EBITDA, their utility is limited by the same factors that limit the usefulness of EBITDA as a liquidity measure. Accordingly, our interest coverage ratio should not be considered as an alternative to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity.